FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                     For the period ended December 13, 2002

                         Coolbrands International, Inc.
                  (formerly Yogen Fruz World-Wide Incorporated)
                 (Translation of registrant's name into English)

              8300 Woodbine Avenue, Markham, Ontario Canada L3R 9Y7
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F |_|           Form 40-F |X|

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes |_|                  No |X|

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________

      Materials relating to Registrant and filed pursuant to this Form 6-K include a press release relating to Coolbrands' announcement of the date of its annual meeting of shareholders and its release of 2002 financial information.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        COOLBRANDS INTERNATIONAL, INC.


Date December 13, 2002                         By s/Aaron Serruya
                                                  ------------------------------
                                          Name:  Aaron Serruya
                                          Title: Executive Vice President

                                   NEWS FROM:
                         COOLBRANDS INTERNATIONAL, INC.

8300 Woodbine Avenue, 5th Floor                        Contact: Michael Serruya
Markham, Ontario, Canada, L3R 9Y7                      Telephone: (905) 479-8762

FOR IMMEDIATE RELEASE: December 13, 2002

        COOLBRANDS RELEASES 2002 FINANCIAL INFORMATION AND SETS DATE FOR
                         ANNUAL MEETING OF SHAREHOLDERS

      CoolBrands International Inc. (TSX: COB.A) announced today that its annual meeting of shareholders will be held at the Sheraton Parkway Hotel, 600 Highway 7 East, Richmond Hill, Ontario, L4B 1B2 in the Thornhill Room on Monday, February 24, 2003 at 10:00 a.m. (Toronto time). Notice of the meeting, together with the company's annual report for the fiscal year ended August 31, 2002 and proxy material for the meeting will be mailed to shareholders on January 21, 2003.

      Complete financial information for CoolBrands International Inc. for the fiscal year ended August 31, 2002 is now posted on the company's website. www.coolbrandsinternational.com

      Coolbrands markets Eskimo Pie(R) branded frozen novelties and frozen dessert products. Eskimo Pie(R) created the frozen novelty industry in 1921 when its founder, Christian K. Nelson, invented the chocolate-coated ice cream bar. Today, more than 80 years later, Eskimo Pie(R) remains one of the best-known and most widely distributed of all frozen novelty brands. The Company also markets a broad range of frozen novelties and frozen dessert products in the U.S. and certain other countries under the Tropicana(R), Welch's(R), Weight Watchers(R) Smart Ones(R), Betty Crocker(R), Trix(R), Yoplait(R) and Colombo(R) brand names pursuant to long-term licensing agreements. In addition, Coolbrands franchises and licenses frozen dessert outlets operated under a Family of Brands including Yogen Fruz(R), I Can't Believe It's Yogurt(R), Bresler's(R), Swensen's(R), Golden Swirl(R), Ice Cream Churn(R), and Java Coast(R) Fine Coffees, with company-owned, franchised and non-traditional partnership locations in approximately 80 countries around the world. Coolbrands' Foodservice Division is a leading manufacturer and supplier of premium soft serve ice cream, frozen yogurt, custard and smoothies to the foodservice industry. The Company also manufactures and sells a full line of quality flavors, chocolate coatings, fudge sauces, powders for chocolate milk, egg nog bases and other ingredients and flexible packaging products for use in private label dairy products in addition to the Company's brands.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995:

Information in this release relating to the Company's future plans and performance are "forward looking statements" and, as such, involve certain risks and uncertainties that could cause actual results to vary materially. Potential risks and uncertainties include, but are not limited to: (1) the highly competitive nature of the frozen dessert market and the level of consumer interest in the Company's products, (2) product costing, (3) the weather, (4) the performance of management, including management's ability to implement its plans as contemplated, (5) the Company's relationships with its customers, franchisees, licensees and licensors, and (6) government regulation.